Mitchell S. Bloom +1 617 570 1055 mbloom@goodwinlaw.com	Goodwin Procter LLP 100 Northern Avenue Boston, MA 02210 goodwinlaw.com +1 617 570 1000

September 25, 2017

VIA EDGAR AND OVERNIGHT MAIL

U.S. Securities and Exchange Commission

Division of Corporation Finance—Office of Healthcare & Insurance

100 F Street, N.E.

Washington, D.C. 20549-3010

Attention: Irene Paik and Joseph McCann

Re:	Ablynx NV

Amendment No. 3 to Draft Registration Statement on Form F-1

Submitted on August 28, 2017

CIK No. 0001617582

Dear Ms. Paik and Mr. McCann:

This letter is submitted on behalf of Ablynx NV (the “Company”) in response to the comments from the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) with respect to Amendment No. 3 to the Company’s Confidential Draft Registration Statement on Form F-1 (CIK No. 0001617582) submitted to the Commission on August 28, 2017 (the “Amendment No. 3”), as set forth in your letter dated September 8, 2017 addressed to Mr. Edwin Moses, Chief Executive Officer of the Company (the “Comment Letter”). The Company is concurrently submitting Amendment No. 6 to the Draft Registration Statement on Form F-1 (the “Amendment No. 6”), which includes changes in response to the Staff’s comments as well as other revisions.

For reference purposes, the text of the Comment Letter has been reproduced herein with responses below each numbered comment. For your convenience, we have italicized the reproduced Staff comments from the Comment Letter. Unless otherwise indicated, page references in the Staff’s comments refer to the Amendment No. 3, and page references in the responses refer to the Amendment No. 6.

The responses provided herein are based upon information provided to Goodwin Procter LLP by the Company. In addition to submitting this letter via EDGAR, we are sending via Federal Express two copies of each of this letter and the Amendment No. 6 (marked to show changes from the Amendment No. 3).

Capitalization, page 80

1.	Please revise the total of your table to include your equity plus your loan and borrowings consistent with the guidance in Item 3.B., capitalization and indebtedness, of Form 20-F.

Ms. Paik and Mr. McCann

Division of Corporation Finance

<September 25, 2017>

RESPONSE: In response to the Staff’s comment, the Company has revised the total in the capitalization table appearing on page 80 of the Amendment No. 6 to include the Company’s equity plus loan and borrowings.

Management, page 163

2.	We refer to your July 26, 2017 response to prior comment 20 which indicates that each permanent representative of a legal entity is liable in the same way as the legal entity which he or she represents. Please revise the prospectus on page 164 to disclose this information and also clarify whether the statement concerning liability applies both to Belgian law and U.S. federal securities laws.

RESPONSE: In response to the Staff’s comment, and pursuant to the oral conversation between Goodwin Procter LLP and members of the Staff on September 20, 2017, the Company has revised the disclosure on page 164 of the Amendment No. 6 to clarify that the permanent representative of a legal entity is liable in the same way as the legal entity which he or she represents, from both a civil and a criminal law perspective under Belgian law

3.	Please tell us whether Belgian law permits legal entities to serve in executive committee positions, including in the capacity of Chief Financial Officer. Revise to disclose, if true, that Wim Ottevaere, who you identify on page 168 as the “permanent representative” of Woconsult BVBA, is liable under Belgian law and US federal securities laws in the same way as the legal entity which he or she represents. With reference to your signature page, tell us why the signature block does not indicate that Woconsult BVBA is “permanently” represented by Mr. Ottevaere.

RESPONSE: In response to the Staff’s comment, and pursuant to the oral conversation between Goodwin Procter LLP and members of the Staff on September 20, 2017, the Company has revised the disclosure on page 168 of the Amendment No. 6 to clarify that Belgian law does permit a legal entity to serve in an executive committee position, and that the permanent representative of such legal entity is liable in the same way as the legal entity which he or she represents under Belgian law. In addition, the Company has revised Mr. Ottevaere’s signature block to indicate that Woconsult BVBA is “permanently” represented by Mr. Ottevaere.

* * * * *

If you should have any questions or would like further information concerning the Company’s responses to the Comment Letter, please do not hesitate to contact the undersigned at (617) 570-1055.

Sincerely,

/s/ Mitchell S. Bloom

Mitchell S. Bloom

cc:	Edwin Moses, Chief Executive Officer, Ablynx NV

Wim Ottevaere, Chief Financial Officer, Ablynx NV

John M. Mutkoski, Goodwin Procter LLP

Seo Salimi, Goodwin Procter LLP

Richard D. Truesdell Jr., Davis Polk & Wardwell LLP

Marcel Fausten, Davis Polk & Wardwell LLP

Yasin Keshvargar, Davis Polk & Wardwell LLP